January 21, 2010
VIA EDGAR AND FAX
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention: Sonia Gupta Barros
Re:	Ashford Hospitality Trust, Inc. Registration Statement No. 333-162750
Dear Sonia Gupta Barros:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ashford Hospitality Trust, Inc. hereby respectfully requests that the effectiveness of the Registration Statement be accelerated to 4:00 p.m. (Washington, DC time) on January 25, 2010, or as soon thereafter as practicable.
     The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding this request, please contact my counsel, Muriel McFarling, Andrews Kurth LLP at (214) 659-4461.

Sincerely, ASHFORD HOSPITALITY TRUST, INC.
By:	/s/ David A. Brooks
David A. Brooks, General Counsel and Chief Operating Officer

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